UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of report: August 9, 2012

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑              Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes   ☐              No   ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes   ☐             No   ☑

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Tankers, Ltd. dated August 9, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: August 9, 2012	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY TANKERS LTD. REPORTS

SECOND QUARTER RESULTS

Highlights

•	Declared a cash dividend of $0.11 per share for the quarter ended June 30, 2012, compared to $0.16 per share in the previous quarter.

•	Reported second quarter 2012 adjusted net income attributable to shareholders of Teekay Tankers(1) of $0.9 million, or $0.01 per share.

•

Completed acquisition of 13 conventional oil and product tankers from Teekay Corporation in June 2012 and entered into new charter contracts, which increased fixed coverage to 47 percent for the 12-month period commencing July 1, 2012.

•	Total liquidity of $386 million with no significant debt maturities until 2017.

Hamilton, Bermuda, August 9, 2012—Teekay Tankers Ltd. (Teekay Tankers or the Company) today reported its results for the three months ended June 30, 2012. During the second quarter of 2012, the Company generated $11.8 million in Cash Available for Distribution(2), down from $13.6 million in the first quarter of 2012. On August 8th, 2012, Teekay Tankers declared a dividend of $0.11 per share(3) for the second quarter of 2012, which will be paid on August 27, 2012 to all shareholders of record on August 20, 2012.

Teekay Tankers’ policy is to pay a variable quarterly dividend equal to its Cash Available for Distribution, subject to any reserves its board of directors may from time to time determine are required. Since the Company’s initial public offering in December 2007, it has declared a dividend in 19 consecutive quarters, which now totals $7.135 per share on a cumulative basis (including the $0.11 per share dividend to be paid on August 27, 2012).

Summary of Recent Transactions

In June 2012, Teekay Tankers completed the previously announced acquisition from Teekay Corporation of 13 double hull conventional tankers, including seven crude oil tankers and six product tankers. The acquisition of 10 of the 13 vessels was completed on June 15, 2012 and the remaining three vessels (LR2 product tankers) were acquired on June 26, 2012. The total purchase price of all 13 vessels, including related time-charter out contracts, assumption of certain debt facilities and an interest rate swap, was $454.2 million.

In addition to nine vessels acquired from Teekay Corporation with existing fixed-rate time-charters, during the second quarter of 2012, Teekay Tankers time-chartered out two of its owned Aframax tankers and concurrently time-chartered in one Aframax tanker, as described below:

(1)	Adjusted net income attributable to shareholders of Teekay Tankers is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

(2)	Cash Available for Distribution represents net income (loss), plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs of other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation, for the period when these vessels were owned and operated by Teekay Corporation.

(3)	Please refer to Appendix B to this release for the calculation of the cash dividend amount.

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Time-charter Out of Existing Owned Aframaxes

•	Erik Spirit time-chartered out for a period of 12 months at a time-charter rate of $13,900 per day, which commenced on July 12, 2012.

•	Kanata Spirit time-chartered out for a period of 12 months at a time-charter rate of $14,000 per day, which commenced on July 1, 2012.

Time-charter In of Aframax from Third Party

•	Star Lady chartered-in for a period of six months at a charter-in rate of $11,750 per day with options to extend up to an additional 18 months at escalating rates, which commenced on July 25, 2012.

“After the completion of our 13-vessel acquisition from Teekay Corporation in June, we continue to focus on managing employment of our significantly expanded fleet to achieve the right balance of downside protection through fixed-rate coverage and upside through spot market exposure,” commented Bruce Chan, Chief Executive Officer of Teekay Tankers. “With energy agencies such as the Energy Information Administration recently downgrading their oil demand forecasts for 2013 due to a softening global economic outlook, our ability to leverage Teekay Corporation’s chartering relationships to secure favorable time-charter out contracts has become an even greater competitive advantage. In addition to the nine vessels acquired from Teekay Corporation with existing time-charters, we recently time-chartered out two additional Aframaxes for respective 12 month periods. One of these out-charters, when paired with an additional recently chartered-in Aframax, will effectively lock-in approximately $2,000 per day of cash flows for the initial six-month time-charter in period, and when combined with the 13-vessel acquisition from Teekay Corporation, will increase our total fixed-cover for the 12 months commencing July 1, 2012 from 29 percent to 47 percent. In addition, our spot-traded Aframax, Suezmax and LR2 vessels continue to trade in Teekay’s commercial tonnage pools, which provide the scale benefits of a significantly larger fleet and have historically out-performed the market.”

Mr. Chan added, “Through this period of seasonal and cyclical spot tanker market weakness, Teekay Tankers remains financially well-positioned with over $386 million of available liquidity and no significant debt maturities until 2017.”

Estimated Third Quarter 2012 Dividend

The table below presents the estimated cash dividend per share for the quarter ending September 30, 2012 at various average rates earned by the Company’s spot tanker fleet and reflects the estimated contribution from its existing fixed-rate, time-charter contracts and estimated reserves for scheduled vessel dry dockings and debt principal repayments. These estimates are based on current assumptions and actual dividends may differ materially from those included in the following table. In addition, the Company’s Aframax and Suezmax spot rates earned during the third quarter of 2012 may not necessarily equal industry averages:

			Suezmax Spot Rate Assumption (TCE per day)
Q3 2012 Dividend Estimate Dividend Per Share (i)		$10,000	$15,000	$20,000	$25,000	$30,000	$35,000	$40,000
Aframax/LR2 Spot Rate Assumption (TCE per day)	$10,000	0.00	0.03	0.05	0.09	0.12	0.15	0.19
	$15,000	0.04	0.07	0.10	0.13	0.16	0.19	0.23
	$20,000	0.08	0.11	0.14	0.17	0.20	0.23	0.27
	$25,000	0.12	0.15	0.18	0.21	0.24	0.27	0.31
	$30,000	0.16	0.19	0.22	0.25	0.28	0.32	0.35
	$35,000	0.20	0.23	0.26	0.29	0.32	0.36	0.39

(i)	Estimated dividend per share is based on estimated Cash Available for Distribution, less $5.0 million for scheduled principal payments related to the Company’s debt facilities and less a $3.5 million reserve for estimated drydocking costs. Based on the estimated weighted-average number of shares outstanding for the third quarter of 83.6 million shares.

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Tanker Market

Crude tanker rates softened during the second quarter of 2012 due to a combination of tanker supply growth, reduced tanker demand and seasonal factors. According to the International Energy Agency, global oil demand declined by 0.6 million barrels per day (mb/d) during the second quarter due to refinery turnarounds in both the Atlantic and Pacific basins. A decline in non-OECD oil stockpiling following heavy build ups during the first quarter also reduced demand for crude tankers. The onset of oilfield maintenance in the North Sea and a strike by Norwegian oil workers also negatively impacted crude tanker rates during the second quarter.

Long Range 2 (LR2) product tanker rates strengthened considerably during the second quarter of 2012 and as of July had risen to their highest level since the third quarter of 2010. The recovery in LR2 rates was driven by an increase in Asian naphtha imports from the Middle East and Europe coupled with reduced competition from uncoated Aframax newbuildings for gasoil cargoes loading in the Far East.

The global tanker fleet grew by a net 11.0 million deadweight (mdwt), or 2.3 percent, through the first half of 2012 compared to fleet growth of 15.6 mdwt, or 3.5 percent, for the same period of 2011. Fleet growth accelerated during the second quarter due to an increase in vessel deliveries and a decrease in scrapping compared to the first quarter. The decline in scrapping partially reflects the reduction in scrap prices, which as of end-of-July 2012 averaged $380 per lightweight tonne (ldt) compared to $480 per ldt at the beginning of the year.

The outlook for the global economy has weakened in recent weeks due to ongoing stress in the Euro zone and slower growth in the US and China. The International Monetary Fund (IMF) recently downgraded its outlook for global economic growth in 2012 and 2013 to 3.5 percent and 3.9 percent, respectively (from 3.6 percent and 4.1 percent in their previous forecast). As a result, the Energy Information Administration downgraded its global oil demand growth forecast for 2013 to 0.9 mb/d from 1.5 mb/d forecasted at the start of the year. This is expected to translate into slower tanker demand growth during 2013 than was previously expected, although a simultaneous slowdown in tanker supply growth could help offset this weaker demand outlook.

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Financial Summary

The Company reported adjusted net income attributable to shareholders of Teekay Tankers(1) (as detailed in Appendix A to this release) of $0.9 million, or $0.01 per share, for the quarter ended June 30, 2012, compared to $4.3 million, or $0.07 per share, for the same period in the prior year. The reduction in adjusted net income attributable to the shareholders of Teekay Tankers is primarily the result of lower average realized tanker rates for our spot and time-charter Aframax fleets during the second quarter of 2012, compared to the same period in the prior year, partially offset by higher average realized tanker rates for our spot Suezmax fleet during the second quarter of 2012, compared to the same period in the prior year. Moreover, in the quarter ended June 30, 2012, two Suezmax vessels which were on time-charter out contracts at $30,500 per day, expired and commenced trading in the spot Suezmax pool. Adjusted net income attributable to the shareholders of Teekay Tankers excludes a number of specific items which had the net effect of increasing net income attributable to shareholders of Teekay Tankers by $0.2 million, or $nil per share, and decreasing net income attributable to the shareholders of Teekay Tankers by $2.9 million, or $0.05 per share, for the three month periods ended June 30, 2012 and 2011, respectively, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, net income attributable to the shareholders of Teekay Tankers of $1.1 million, or $0.01 per share, for the quarter ended June 30, 2012, compared to $1.4 million, or $0.02 per share, for the quarter ended June 30, 2011. Net revenues(2) were $50.9 million and $56.6 million for the second quarters of 2012 and 2011, respectively.

Adjusted net income attributable to the shareholders of Teekay Tankers (as detailed in Appendix A to this release) for the six months ended June 30, 2012 was $4.0 million, or $0.05 per share, compared to $9.9 million, or $0.17 per share, for the same period last year. The reduction in the adjusted net income attributable to the shareholders of Teekay Tankers was primarily due to lower average realized tanker rates for our spot and time-charter Aframax fleets during the first half of 2012, compared to the same period in the prior year, which was partially offset by higher average realized tanker rates for our spot Suezmax fleet during the first half of 2012, compared to the same period in the prior year. Adjusted net income attributable to the shareholders of Teekay Tankers excludes a number of specific items which had the net effect of increasing net income attributable to shareholders of Teekay Tankers by $1.2 million, or $0.02 per share, and decreasing net income attributable to the shareholders of Teekay Tankers by $1.4 million, or $0.03 per share, for the six month periods ended June 30, 2012 and 2011, respectively, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, net income attributable to the shareholders of Teekay Tankers of $5.2 million, or $0.07 per share, for the six months ended June 30, 2012, compared to $8.5 million, or $0.14 per share, for the six months ended June 30, 2011. Net revenues(2) were $104.4 million for the six months ended June 30, 2012, compared to $112.7 million for same period last year.

For accounting purposes, the Company is required to recognize the changes in the fair value of its derivative instruments in the statements of (loss) income. This method of accounting does not affect the Company’s cash flows or the calculation of Cash Available for Distribution, but results in the recognition of unrealized gains or losses in the statements of (loss) income.

The Company’s financial statements for the current and prior periods include historical results of the 13 vessels acquired by the Company from Teekay Corporation, referred to herein as the Dropdown Predecessor, for the periods when these vessels were owned and operated by Teekay Corporation.

(1)	Adjusted net income attributable to shareholders of Teekay Tankers is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results.

(2)	Net revenues represents revenues less voyage expenses. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekaytankers.com for a reconciliation of net revenues to the most directly comparable financial measure under GAAP.

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Operating Results

The following table highlights the operating performance of the Company’s time-charter and spot vessels measured in net voyage revenue per revenue day, or time-charter equivalent (TCE) rates, before related-party pool management fees, related-party commissions and off-hire bunker expenses:

	Three Months Ended
	June 30, 2012(ii)	March 31, 2012(ii)	June 30, 2011(ii)
Time-Charter Fleet
Suezmax revenue days	196	273	273
Suezmax TCE per revenue day(i)	$24,482	$27,484	$27,222
Aframax revenue days	569	543	450
Aframax TCE per revenue day (i)	$18,467	$17,782	$23,557
MR revenue days	45	—	—
MR TCE per revenue day(iii)	$26,658	—	—

Spot Fleet
Suezmax revenue days	401	272	273
Suezmax TCE per revenue day	$22,795	$25,236	$17,544
Aframax revenue days	341	404	361
Aframax TCE per revenue day	$10,610	$12,715	$16,411
LR2 revenue days	12	—	—
LR2 TCE per revenue day	$11,126	—	—

Total Fleet
Suezmax revenue days	597	545	546
Suezmax TCE per revenue day(i)	$23,348	$26,361	$22,386
Aframax revenue days	910	947	811
Aframax TCE per revenue day(i)	$15,521	$15,620	$20,378
LR2 revenue days	12	—	—
LR2 TCE per revenue day	$11,126	—	—
MR revenue days	45	—	—
MR TCE per revenue day	$26,658	—	—

(i)	Excludes profit share amounts relating to certain vessels which are employed on fixed-rate time-charter contracts that include a profit-sharing component.
(ii)	The TCE rates in the table above exclude the results of the acquisition of the 13 conventional tankers from Teekay Corporation prior to their acquisition by the Company during the second quarter of 2012.
(iii)	The charter rate on one of the MR tankers includes approximately $14,000 per day for the additional costs relating to Australian crew versus international crew.

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Teekay Tankers’ Fleet

The following table summarizes the Company’s fleet as of August 1, 2012:

	Owned Vessels	Chartered-in Vessels	Newbuildings	Total
Fixed-rate:
Aframax Tankers	8	—	—	8
Suezmax Tankers	4	—	—	4
MR Product Tankers	3	—	—	3
VLCC Tankers	—	—	1	1
Total Fixed-Rate Fleet	15	—	1	16
Spot-rate:
Aframax Tankers(i)	4	1	—	5
Suezmax Tankers	6	—	—	6
LR2 Product Tankers	3	—	—	3
Total Spot Fleet	13	1	—	14
Total Teekay Tankers Fleet	28	1	1	30

(i)	One chartered-in Aframax, the Star Lady, is currently time-chartered in for a six-month period ending in December 2012, with options to extend the time-charter in period for additional periods of six and 12 months,respectively, at escalating rates.

The fleet list above includes a very large crude carrier (VLCC) newbuilding that Teekay Tankers owns through a 50/50 joint venture it entered into with Wah Kwong Maritime Transport Holdings Limited in October 2010. The newbuilding is scheduled to deliver in April 2013, at which time it will commence a time-charter out to a major Chinese shipping company for a period of five years. The time-charter includes a fixed floor rate, coupled with a profit-sharing component.

In July 2012, the Company time-chartered out the Aframax tankers, Erik Spirit and Kanata Spirit, and concurrently time-chartered in the Aframax tanker, Star Lady, as described above under “Summary of Recent Transactions.”

In July 2010, the Company made loans secured by first-priority ship mortgages on two VLCC newbuildings, the income of which the Company believes approximates that of two vessels trading on fixed-rate bareboat charters. Including the income earned from these loans, the Company expects to have fixed-rate coverage of approximately 48 percent for the 12 months commencing July 1, 2012.

Liquidity

As of June 30, 2012, the Company had total liquidity of $386.1 million (which consisted of $18.6 million of cash and $367.5 million in an undrawn revolving credit facility), compared to total liquidity of $357.0 million as at March 31, 2012.

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Conference Call

The Company plans to host a conference call on August 9, 2012 at 1:00 p.m. (ET) to discuss its results for the second quarter of 2012. An accompanying investor presentation will be available on Teekay Tankers’ website at www.teekaytankers.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (866) 321-6651 or (416) 642-5212, if outside North America, and quoting conference ID code 6175784.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekaytankers.com (the archive will remain on the Web site for a period of 30 days).

The conference call will be recorded and available until Thursday, August 16, 2012. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 6175784.

About Teekay Tankers

Teekay Tankers currently owns a fleet 12 double-hull Aframax tankers, 10 double-hull Suezmax tankers, three double-hull Long Range 2 (LR2) product tankers, three double-hull Medium-Range (MR) product tankers and has one time-chartered in Aframax tanker, which an affiliate of Teekay Corporation (NYSE: TK) manages through a mix of short- or medium-term fixed-rate time-charter contracts and spot tanker market trading. The Company also owns a VLCC newbuilding through a 50 percent joint venture, which is scheduled to deliver in April 2013. Teekay Tankers Ltd. was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business. Since inception, Teekay Tankers has distributed on a quarterly basis all of its Cash Available for Distribution, less reserves established by its board of directors.

Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK”.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 844-6654

Web site: www.teekaytankers.com

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED STATEMENTS OF (LOSS) INCOME (1)

(in thousands of U.S. dollars, except share data)

	Three Months Ended			Six Months Ended
	June 30, 2012	March 31, 2012	June 30, 2011	June 30, 2012	June 30, 2011
	(unaudited)(1)	(unaudited)(1)	(unaudited)(1)	(unaudited)(1)	(unaudited)(1)
Time-charter revenues	32,032	35,637	38,771	67,669	77,605
Net pool revenues	16,136	16,313	15,695	32,449	30,959
Interest income from investment in term loans	2,872	2,862	2,850	5,734	5,607

REVENUES	51,040	54,812	57,316	105,852	114,171

OPERATING EXPENSES
Voyage expenses	107	1,322	670	1,429	1,492
Vessel operating expenses	20,922	21,149	21,336	42,071	40,925
Time-charter hire expense	644	1,661	—	2,305	—
Depreciation and amortization	18,047	17,991	18,782	36,038	37,526
General and administrative	4,402	3,410	3,910	7,812	9,382

	44,122	45,533	44,698	89,655	89,325

Income from operations	6,918	9,279	12,618	16,197	24,846

OTHER ITEMS
Interest expense	(6,654)	(7,561)	(11,795)	(14,215)	(24,792)
Interest income	11	10	16	21	46
Realized and unrealized loss on derivative instruments(2)	(3,895)	(1,079)	(10,857)	(4,974)	(11,275)
Other expenses	(703)	(276)	(312)	(979)	(372)

	(11,241)	(8,906)	(22,948)	(20,147)	(36,393)

Net (loss) income	(4,323)	373	(10,330)	(3,950)	(11,547)

Earnings per share attributable to shareholders of Teekay Tankers(3)
- Basic and diluted	$0.01	$0.00	$0.02	$0.07	$0.14
Weighted-average number of Class A common shares outstanding
- Basic and diluted	67,411,673	58,475,645	49,376,744	62,943,659	47,145,971
Weighted-average number of Class B common shares outstanding
- Basic and diluted	12,500,000	12,500,000	12,500,000	12,500,000	12,500,000
Weighted-average number of total common shares outstanding
- Basic and diluted	79,911,673	70,975,645	61,876,746	75,443,659	59,645,971

(1)	Results for 13 conventional tankers for the periods prior to their acquisition by the Company when they were owned and operating under Teekay Corporation, are referred to as the Dropdown Predecessor. Dropdown Predecessor amounts included in the financial results are summarized for the respective periods in Appendix A. The amounts included in this release related to the Dropdown Predecessor for the 13 conventional tankers are preliminary, and will be finalized for inclusion in the Company’s Form 6-K for the second quarter of 2012. Any revisions to the preliminary Dropdown Predecessor figures are expected to impact only the accounting for periods prior to the dates the Dropdown Predecessor described above was acquired by the Company, and therefore to have no effect on the adjusted net income or Cash Available for Distribution of the Company for any period presented in the table above, including the second quarter of 2012.

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(3)	Includes realized losses relating to interest rate swaps of $2.4 million, $2.4 million and $2.6 million for the three months ended June 30, 2012, March 31, 2012 and June 30, 2011, respectively and $4.8 million and $33.9 million for the six months ended June 30, 2012 and June 30, 2011, respectively.
(4)	Earnings per share attributable to shareholders of Teekay Tankers is determined by dividing (a) net (loss) income of the Company after adjusting the amount of net (loss) income attributable to the Dropdown Predecessor by (b) the weighted-average number of shares outstanding during the applicable period.

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at June 30, 2012	As at December 31, 2011
	(unaudited)(1)	(unaudited)(1)
ASSETS
Cash	18,554	18,566
Pool receivable from related parties	12,809	4,360
Interest receivable	1,754	1,754
Other current assets	7,988	8,955
Due from affiliates	20,702	166,346
Vessels and equipment	1,275,672	1,310,496
Investment in term loans	117,347	116,844
Investment in joint venture	3,148	114
Loan to joint venture	9,830	9,830
Other non-current assets	3,912	4,407

Total assets	1,471,716	1,641,672

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	12,919	18,891
Current portion of long-term debt	25,246	26,268
Current portion of derivative instruments	6,926	6,652
Other current liabilities	3,639	3,824
Due to affiliates	10,070	91,403
Long-term debt	700,853	882,462
Other long-term liabilities	32,553	34,008
Equity	679,510	578,164

Total liabilities and equity	1,471,716	1,641,672

(1)	In accordance with GAAP, the balance sheets as at June 30, 2012 and December 31, 2011 include the Dropdown Predecessor for the 13 conventional tankers acquired in June 2012 to reflect ownership of the vessels from the time they were respectively owned and operated by Teekay Corporation. The amounts included in this release related to the Dropdown Predecessor for the thirteen conventional tankers are preliminary, and will be finalized for inclusion in the Company’s Form 6-K for the second quarter of 2012. Any revisions to the preliminary Dropdown Predecessor figures are expected to impact only the accounting for periods prior to the dates the Dropdown Predecessor described above was acquired by the Company, and therefore to have no effect on the adjusted net income or Cash Available for Distribution of the Company for any period presented in the table above, including the second quarter of 2012.

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Six Months Ended
	June 30, 2012	June 30, 2011
	(unaudited)(1)	(unaudited)(1)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	8,399	693

FINANCING ACTIVITIES
Proceeds from long-term debt	5,000	15,000
Repayments of long-term debt	(900)	(900)
Prepayment of long-term debt	(55,000)	(118,328)
Proceeds from long-term debt of Dropdown Predecessor	2,312	97,480
Repayment from long-term debt of Dropdown Predecessor	(10,372)	—
Prepayment from long-term debt of Dropdown Predecessor	(15,000)	(9,283)
Acquisition of 13 vessels from Teekay Corporation	(1,078)	—
Due to / from affiliates	16,913	(107,191)
Equity contribution from Teekay Corporation(1)	9,728	49,828
Proceeds from issuance of Class A common stock	69,000	112,054
Share issuance cost	(3,217)	(4,902)
Cash dividends paid	(21,364)	(29,082)

Net financing cash flow	(3,978)	4,676

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(1,399)	(2,027)
Investment in joint venture	(3,035)	—

Net investing cash flow	(4,434)	(2,027)

(Decrease) increase in cash and cash equivalents	(12)	3,342
Cash and cash equivalents, beginning of the period	18,566	14,889

Cash and cash equivalents, end of the period	18,554	18,231

(1)	In accordance with GAAP, the statements of cash flows for the six months ended June 30, 2012 and June 30, 2011, respectively include the Dropdown Predecessor for the 13 conventional tankers acquired in June 2012 to reflect ownership of the vessels from the time they were respectively owned and operated by Teekay Corporation. The amounts included in this release related to the Dropdown Predecessor for the thirteen conventional tankers are preliminary, and will be finalized for inclusion in the Company’s Form 6-K for the second quarter of 2012. Any revisions to the preliminary Dropdown Predecessor figures are expected to impact only the accounting for periods prior to the dates the Dropdown Predecessor described above was acquired by the Company, and therefore to have no effect on the adjusted net income or Cash Available for Distribution of the Company for any period presented in the table above, including the second quarter of 2012.

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TEEKAY TANKERS LTD.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET (LOSS) INCOME

(in thousands of U.S. dollars, except per share amounts)

Set forth below is a reconciliation of the Company’s unaudited adjusted net income attributable to the shareholders of Teekay Tankers Ltd., a non-GAAP financial measure, to net (loss) income as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net income attributable to the shareholders of Teekay Tankers Ltd. is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	June 30, 2012		June 30, 2011
	(unaudited)		(unaudited)
	$	$ Per Share	$	$ Per Share
Net loss - GAAP basis	(4,323)	($0.05)	(10,330)	($0.17)
Add:
Net loss attributable to the Dropdown Predecessor	5,398	$0.07	11,772	$0.19

Net income attributable to shareholders of Teekay Tankers	1,075	$0.01	1,442	$0.02
(Subtract) add specific items affecting net income:
Unrealized (gain) loss on interest rate swaps (1)	(921)	($0.01)	2,857	$0.05
Other (2)	750	$0.01	—	—

Total adjustments	(171)	$0.00	2,857	$0.05

Adjusted net income attributable to shareholders of Teekay Tankers	904	$0.01	4,299	$0.07

	Six Months Ended
	June 30, 2012		June 30, 2011
	(unaudited)		(unaudited)
	$	$ Per Share	$	$ Per Share
Net loss - GAAP basis	(3,950)	($0.05)	(11,547)	($0.19)
Add:
Net loss attributable to the Dropdown Predecessor	9,163	$0.12	20,080	$0.34

Net income attributable to shareholders of Teekay Tankers	5,213	$0.07	8,533	$0.14
Add (subtract) specific items affecting net income:
Unrealized (gain) loss on interest rate swaps (1)	(1,971)	($0.03)	895	$0.02
Other (2)	750	$0.01	478	$0.01

Total adjustments	(1,221)	($0.02)	1,373	$0.03

Adjusted net income attributable to shareholders of Teekay Tankers	3,992	$0.05	9,906	$0.17

(1)	Reflects the unrealized gain or loss due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.
(2)	Amount for the three and six months ended June 30, 2012 relates to transaction costs related to the acquisition costs of the 13 conventional tankers in June 2012. Amount for the six months ended June 30, 2011 relates to a one-time management fee associated with the portion of stock-based compensation grants of the Company’s former Chief Executive Officer that had not yet vested prior to the date of his retirement on March 31, 2011.

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TEEKAY TANKERS LTD.

APPENDIX B – CASH DIVIDEND CALCULATION

(in thousands of U.S. dollars, except per share data)

Cash Available for Distribution

The Company has adopted a dividend policy to pay a variable quarterly dividend equal to its Cash Available for Distribution, subject to any reserves its board of directors may from time to time determine are required for the prudent conduct of its business. Cash Available for Distribution represents net (loss) income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation for the period when these vessels were owned and operated by Teekay Corporation.

Three Months Ended June 30, 2012 (unaudited)
Net loss for the period	(4,323)

Add:
Net loss attributable to the Dropdown Predecessor	5,398
Depreciation and amortization, excluding Dropdown Predecessor	11,803

Less:
Unrealized gain on interest rate swaps, excluding Dropdown Predecessor	(921)
Other non-cash items	(206)

Cash Available for Distribution before Reserves	11,751

Less:
Reserve for scheduled dry-dockings and other capital expenditures	(2,233)
Reserve for debt principal repayment	(450)

Cash Available for Distribution after Reserves	9,068
Weighted average number of common shares outstanding for the quarter ended	79,911,673

Cash dividend per share (rounded)	$0.11

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; the ability to leverage Teekay Corporations chartering relationships to secure new time-charter contracts; the Company’s financial position and ability to acquire additional assets; the Company’s ability to manage its significantly expanded fleet; estimated dividends per share for the quarter ending September 30, 2012 based on various spot tanker rates earned by the Company; the Company’s fixed coverage for the 12-month period commencing July 1,2012; anticipated dry docking costs and debt principal repayments; and the Company’s ability to generate surplus cash flow and pay dividends. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; lower than expected level of tanker scrapping; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and inability of the Company to renew or replace short- or medium-term contracts; changes in interest rates and the capital markets; future issuances of the Company’s common stock; the ability of the owner of the two VLCC newbuildings securing the two first-priority ship mortgage loans to continue to meet its payment obligations; increases in the Company’s expenses, including any dry-docking expenses and associated off-hire days; the ability of Teekay Tankers’ Board of directors to establish cash reserves for the prudent conduct of Teekay Tankers’ business or otherwise; failure of Teekay Tankers Board of Directors and its Conflicts Committee to accept future acquisitions of vessels that may be offered by Teekay Corporation or third parties; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2011. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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